Exhibit 99.1

Consolidated Financial Results for the Six-Month Period Ended June 30, 2019

[Japanese GAAP]

August 9, 2019

Company name:	PEPPER FOOD SERVICE Co., Ltd.
Stock Exchange Listing:	Tokyo Stock Exchange
Stock code:	3053
URL:	http://www.pepper-fs.co.jp
Representative:	Kunio Ichinose, Representative Director, President and Chief Executive Officer
Contact:	Ichiro Yasuda, Senior Executive Officer, General Manager of General Affairs Division
Tel:	+81-3-3829-3210

Date of filing of the quarterly Securities Report:	August 9, 2019
Scheduled date of commencement of dividend payments:	September 6, 2019
Supplementary materials for quarterly financial results:	None
Briefing on the quarterly financial results:	Yes

(Millions, rounded down to the nearest million yen)

1.	Consolidated Financial Results for the Second Quarter of the Fiscal Year Ending December 31, 2019 (from January 1, 2019 to June 30, 2019)

(1)	Consolidated Operating Results

	(Percentages represent changes from the same period in the previous year)
	Net Sales		Operating Income		Ordinary Income		Net Income Attributable to Shareholders of the Parent Company
	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%
Six-month period ended June 30, 2019	35,122	25.6	403	-73.0	352	-76.2	516	-27.8
Six-month period ended June 30, 2018	27,967	81.5	1,491	24.1	1,480	23.0	715	4.7

(Note)	Comprehensive Income

Six-month period ended June 30, 2019      ¥604 million (down 13.7%)

Six-month period ended June 30, 2018      ¥701 million (down   0.5%)

	Quarterly Earnings per Share	Diluted Earnings per Share
	Yen	Yen
Six-month period ended June 30, 2019	24.71	24.13
Six-month period ended June 30, 2018	34.54	33.11

(2)	Consolidated Financial Position

	Total assets	Net assets	Equity ratio
	Millions of yen	Millions of yen	%
As of June 30, 2019	25,510	4,133	15.6
As of December 31, 2018	25,993	3,745	13.6

(Reference)  Shareholders Equity

As of June 30, 2019 ¥3,977 million

As of December 31, 2018 ¥3,542 million

2.	Dividends

	Annual Dividends
	End of first quarter	End of second quarter	End of third quarter	Year-end	Annual
	Yen	Yen	Yen	Yen	Yen
Fiscal year ending December 31, 2018	—	15.00	—	15.00	30.00
Fiscal year ending December 31, 2019	—	15.00
Fiscal year ending December 31, 2019 (Forecast)			—	15.00	30.00

(Note)	Revision of dividend forecast from the latest announcement: None

3.	Consolidated Financial Forecasts for the Fiscal Year Ending December 31, 2019 (from January 1, 2019 to December 31, 2019)

	(Percentages indicate the net change in comparison with the previous year for full year figures)
	Net Sales		Operating Income		Ordinary Income		Net Income Attributable to Shareholders of the Parent Company		Net Earnings per Share
	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%	Yen
Full Year	76,423	20.3	2,061	- 46.7	2,012	- 48.1	1,529	—	72.73

(Note)	Changes from the latest consolidated forecasts: None

*	Notes

(1)	Changes in important subsidiaries during this consolidated cumulative quarter (changes in the scope of consolidation) : None

(2)	Application of specific accounting treatments for preparation of the quarterly consolidated financial statements : None

(3)	Changes in accounting policies, changes in accounting estimates, and restatements

1) Changes in accounting policies associated with the revision of accounting standards	: None
2) Changes in accounting policies (other than those in 1) above	: Yes
3) Changes in accounting estimates	: Yes
4) Restatements	: None

(4)	Number of shares issued and outstanding (common stock)

1) Number of shares issued and outstanding (including treasury stocks) at end of period	Second quarter ended June 30, 2019	21,022,000 shares	Fiscal year ended December 31, 2018	20,818,200 shares
2) Number of shares issued and outstanding (including treasury stocks) at end of period	Second quarter ended June 30, 2019	220 shares	Fiscal year ended December 31, 2018	220 shares
3) Average number of shares issued and outstanding during the period	Second quarter ended June 30, 2019	20,904,906 shares	Second quarter ended June 30, 2018	20,709,810 shares

*	These consolidated financial results for the quarter fall outside the scope of quarterly review by certified public accountants and auditing firms.
*	Description of appropriate use of business forecasts; other special matters

1.	The forecasts for results of operations in this report are based on information currently available to PEPPER FOOD SERVICE Co., Ltd. and assumptions determined to be reasonable. Actual results may differ significantly from the forecasts due to various factors.
2.	Previously, the monetary values of all items recorded in the quarterly consolidated financial statements of PEPPER FOOD SERVICE Co., Ltd. were stated in thousands-of-yen. Beginning on the first quarter of the current consolidated accounting period and the first quarter of the current consolidated cumulative period, we modified the presentation of the values by stating them in millions-of-yen. In addition, in order to facilitate comparison, the previous consolidated accounting period and the second quarter of the previous consolidated accounting period are also stated in units of one million yen.

PEPPER FOOD SERVICE Co., Ltd. (3053) Consolidated Financial Results for the Six-Month Period Ended June 30, 2019

PEPPER FOOD SERVICE Co., Ltd. (3053) Consolidated Financial Results for the Six-Month Period Ended June 30, 2019

1.	Qualitative Information on Consolidated Final Results

(1)	Explanation of Business Performance

During the first six months of the current fiscal year, the Japanese economy showed a moderate recovery due to improvements in corporate earnings and the employment and income environment. Meanwhile, uncertainty remains in overseas economies such as movements in the trade dispute between China and the United States and the slowdown of the Chinese economy.

In the restaurant industry, the business environment remains harsh due not only to the increase in personnel expenses, distribution expenses and the cost of ingredients, but also to a rise in consumers’ preference to save.

Under such circumstances, according to the basic precept of our group, “to enjoy rapid growth and become a local, public institution that acts in all good faith, with a sense of humility,” we are working to expand our business with the goal of opening 25 new Pepper Lunch restaurants and 210 new Ikinari! Steak restaurants, but sales of existing stores decreased compared to our plan due to the impact of factors such as competition between Ikinari! Steak restaurants in some regions.

As a result, net sales for the first six months of the current fiscal year were ¥35,122 million (an increase of 25.6% over the same period of the previous year), operating income was ¥403 million (a decrease of 73.0% from the same period of the previous year), ordinary income was ¥352 million (a decrease of 76.2% from the same period of the previous year), and net income attributable to shareholders of the parent company was ¥516 million (a decrease of 27.8% over the same period of the previous year).

Performance by segment is as follows:

(i)	Pepper Lunch Business

In the Pepper Lunch Business, we conducted a campaign offering five times the points using both d-POINTs and Rakuten Points to commemorate the company’s 25th anniversary. Furthermore, we focused on home delivery services that are expected to have increased demand, and expanded the number of stores supported by Uber Eats to 15.

The Pepper Lunch Business overseas had sales of ¥204 million (an increase of 13.1% over the same period of the previous year) due to the sale of equipment, etc. associated with the launch of new stores and royalty revenue.

As a result, net sales for the first six months of the current fiscal year were ¥4,137 million (an increase of 13.7% over the same period of the previous year), and segment income was ¥586 million (a decrease of 8.9% from the same period of the previous year). In addition, the opening of 39 new stores (25 of which are located overseas) brought the total number of Pepper Lunch restaurants to 493.

(ii)	Restaurant Business

In the Restaurant Business, we have been working to improve sales and profits in existing stores through initiatives such as brushing up main products and introducing seasonal products on the menu in individual stores to promote various business lines such as Sumiyaki Steak Kuni in the steak line, Kodawari Tonkatu Katsukitei in the pork cutlet line, and Gyutan Sendai Natori in the tender beef line.

As a result, net sales for the first six months of the current fiscal year were ¥675 million (a decrease of 12.1% over the same period of the previous year), and segment income was ¥23 million (a decrease of 60.3% from the same period of the previous year). In addition, the total number of restaurants in the Restaurant Business is now 15.

(iii)	Ikinari! Steak Business

In the Ikinari! Steak business, we implemented movie tie-ups with campaigns for Avengers: Endgame in April, Godzilla: King of the Monsters in May and Spider-Man: Far From Home in June.

In addition, to commemorate the beginning of the Reiwa era, we held a Sirloin Steak Festival for three days (April 19-21), and offered a gift of a 500-yen Meat Money Coupon to all customers using Ikinari! Steak during the airing of television commercials for Ikinari! Steak (April 22-28).

In May, we introduced the Plus Menu for families in addition to the ordinary menu as a new initiative in the Ikinari! Steak Yashio Road Store, and also began the sale of oysters in three Ikinari! Steak stores (Ikinari! Steak Ginza 6-chome, Ikinari! Steak Shimbashi Hibiya and Ikinari! Steak Toranomon).

PEPPER FOOD SERVICE Co., Ltd. (3053) Consolidated Financial Results for the Six-Month Period Ended June 30, 2019

As a result, net sales for the first six months of the current fiscal year were ¥30,201 million (an increase of 28.6% over the same period of the previous year) due to the launch of new stores, but segment income was ¥1,681 million (a decrease of 26.6% from the same period of the previous year) due to the impact of competition between Ikinari! Steak stores in some regions. In addition, the opening of 82 new stores (1 of which is located overseas) brought the total number of Ikinari! Steak restaurants to 472.

(iv)	Product Sales Business

In the Product Sales Business, we sold our tonkatsu sauce, frozen pepper rice, frozen hamburger steak and Ikinari! Steak set that customers can enjoy at home through the major e-commerce sites.

Furthermore, we began selling THE OTSUMAMI BEEF overseen by Ikinari! Steak in supermarkets and convenience stores nationwide in June, for a limited period (June 10 to August).

As a result, net sales for the first six months of the current fiscal year including royalty revenue from Ikinari! Steak collaboration products were ¥107 million (an increase of 34.1% over the same period of the previous year), and segment income was ¥14 million (an increase of 56.0% from the same period of the previous year).

PEPPER FOOD SERVICE Co., Ltd. (3053) Consolidated Financial Results for the Six-Month Period Ended June 30, 2019

(2)	Explanation of Financial Position

At the end of the first six months of the current fiscal year, total assets were ¥25,510 million, down ¥482 million from the end of the previous fiscal year. This was primarily due to a decrease of ¥3,257 million in cash and cash equivalents, a decrease of ¥498 million in trade accounts receivable, an increase of ¥2,358 million in buildings and structures, net, and an increase of ¥209 million in lease deposits receivable.

Total liabilities were ¥21,377 million, down ¥869 million from the end of the previous year. This was mainly due to a decrease of ¥943 million in accrued corporate tax payable, a decrease of ¥934 million in allowances for business structure improvements, and an increase of ¥1,256 million in loans payable.

Net assets were ¥4,133 million, up ¥387 million from the end of the previous fiscal year. This was largely due to an increase of ¥516 million in net income attributable to shareholders of the parent company and ¥312 million in surplus distributed as dividends. Retained earnings increased by ¥204 million, and share capital and legal capital surplus increased by ¥71 million respectively due to the exercise of stock acquisition rights. Additionally, the capital equity ratio increased by 2.0 points from the end of the previous fiscal year to 15.6%.

(3)	Explanation for Future Projections such as Consolidated Earnings Forecast

There is no change in the consolidated earnings forecast from the consolidated earnings forecast for the full year announced on June 28, 2019. For details, see the “Notice of Corrections to Earnings Forecasts” announced on June 28, 2019.

PEPPER FOOD SERVICE Co., Ltd. (3053) Consolidated Financial Results for the Six-Month Period Ended June 30, 2019

2.	Quarterly Consolidated Financial Statements and Important Notes

(1)	Quarterly Consolidated Financial Position Statement

	(Unit: millions of yen)
	Prior Fiscal Year (ended December 31, 2018)	Second-Quarter Consolidated Accounting Period (ended June 30, 2019)
Assets
Current assets
Cash and cash equivalents	6,732	3,475
Trade accounts receivable	2,838	2,339
Merchandise	456	437
Supplies	186	196
Other	2,288	2,294
Allowance for doubtful accounts	-0	-4

Total current assets	12,502	8,739

Non-current assets
Tangible fixed assets
Buildings and structures	10,107	12,952
Accumulated depreciation	-1,806	-2,293

Buildings and structures, net	8,300	10,658

Others	2,088	2,473
Accumulated depreciation	-984	-1,089

Others, net	1,103	1,383

Total tangible fixed assets	9,403	12,042

Intangible assets	72	75
Investments and other assets
Lease deposits receivable	2,750	2,960
Others	1,274	1,704
Allowance for doubtful accounts	-11	-11

Total investments and other assets	4,013	4,653

Total non-current assets	13,490	16,770

Total assets	25,993	25,510

PEPPER FOOD SERVICE Co., Ltd. (3053) Consolidated Financial Results for the Six-Month Period Ended June 30, 2019

	(Unit: millions of yen)
	Prior Fiscal Year (ended December 31, 2018)	First six months (ended June 30, 2019)
Liabilities
Current liabilities
Accounts payable	7,097	6,747
Short-term loans payable	—	500
Current portion of long-term loans payable	2,270	2,779
Accounts payable-other	2,043	1,678
Income taxes payable	1,513	570
Deposit liabilities	1,445	1,672
Asset retirement obligations	0	—
Allowance for business structure improvements	331	235
Others	1,401	1,172

Total current liabilities	16,104	15,356

Non-current liabilities
Long-term loans payable	2,931	3,178
Deposit liabilities	1,363	1,527
Asset retirement obligations	644	936
Allowance for business structure improvements	1,187	348
Others	15	29

Total non-current liabilities	6,142	6,020

Total liabilities	22,247	21,377

Net Assets
Shareholders’ equity
Share capital	1,532	1,603
Capital surplus	813	884
Retained earnings	1,210	1,414
Treasury shares	-0	-0

Total shareholders’ equity	3,556	3,902

Accumulated other comprehensive income
Valuation difference on available-for-sale securities	-1	-2
Foreign exchange translation adjustments	-11	77

Total accumulated other comprehensive income	-13	74

Stock options	203	155

Total net assets	3,745	4,133

TOTAL NET ASSETS & LIABILITIES	25,993	25,510

PEPPER FOOD SERVICE Co., Ltd. (3053) Consolidated Financial Results for the Six-Month Period Ended June 30, 2019

(2)	Quarterly Consolidated Profit-and-Loss Statement and Quarterly Consolidated Statement of Comprehensive Income

(Quarterly Consolidated Profit-and-Loss Statement)

(For the Six-month Period Ended June 30)

	(Unit: millions of yen)
	For the six-month period ended June 30, 2018 (January 1, 2018 to June 30, 2018)	For the six-month period ended June 30, 2019 (January 1, 2019 to June 30, 2019)
Net sales	27,967	35,122
Cost of sales	15,902	20,620

Gross profit	12,064	14,502

Selling, general and administrative expenses	10,573	14,098

Operating profit	1,491	403

Non-operating income
Interest income	0	4
Dividend income	0	0
Rental income	1	1
Sponsorship income	8	17
Prepaid card balances	21	26
Others	6	15

Total non-operating income	37	66

Non-operating expenses
Interest expenses	11	17
Foreign exchange losses	15	89
Others	21	11

Total non-operating expenses	48	117

Ordinary income	1,480	352

Extraordinary income
Gain on sales of non-current assets	22	0
Gain on reversal of subscription rights to shares	0	51
Reversal of provision for business structure improvement allowances	—	538

Total extraordinary income	22	589

Extraordinary losses
Loss on sales of non-current assets	—	1
Loss on disposals of non-current assets	0	0
Impairment losses	45	106
Others	—	0

Total extraordinary losses	46	108

Pre-tax quarterly net income	1,457	833

Income taxes – current	891	474
Income taxes – deferred	-149	-157

Total income tax	741	317

Quarterly net income	715	516

Net Income Attributable to Shareholders of the Parent	715	516

PEPPER FOOD SERVICE Co., Ltd. (3053) Consolidated Financial Results for the Six-Month Period Ended June 30, 2019

(Quarterly Consolidated Statement of Comprehensive Income)

(For the Six-month Period Ended June 30)

	(Unit: millions of yen)
	For the six-month period ended June 30, 2018 (January 1, 2018 to June 30, 2018)	For the six-month period ended June 30, 2019 (January 1, 2019 to June 30, 2019)
Quarterly net income	715	516
Other comprehensive income
Unrealized gains or losses on other securities	-1	-0
Foreign currency translation adjustments	-12	89

Total other comprehensive income	-14	88

Quarterly comprehensive income	701	604

(Breakdown)
Comprehensive income for the period attributable to owners of the parent	701	604
Comprehensive income for the period attributable to minority interests	—	—

PEPPER FOOD SERVICE Co., Ltd. (3053) Consolidated Financial Results for the Six-Month Period Ended June 30, 2019

(3)	Quarterly Consolidated Statement of Cash Flows

	(Unit: millions of yen)
	For the six-month period ended June 30, 2018 (January 1, 2018 to June 30, 2018)	For the six-month period ended June 30, 2019 (January 1, 2019 to June 30, 2019)
Cash flows from operating activities
Pre-tax quarterly net income	1,457	833
Depreciation	550	645
Impairment loss	45	106
Interest and dividend income	-0	-4
Interest expenses	11	17
Increase (decrease) in provision for business restructuring	—	-291
Reversal of provision for business structure improvement allowances	—	-538
Loss (gain) on sales of tangible assets	-22	-0
Loss on retirement of tangible assets	0	0
Decrease (increase) in trade receivables	-478	500
Decrease (increase) in inventories	-126	9
Increase (decrease) in trade payables	1,286	-349
Increase (decrease) in accounts payable – other	993	188
Increase (decrease) in deposits received	335	231
Others	375	-100

Subtotal	4,427	1,248

Interest and dividends received	0	4
Interest paid	-11	-18
Income taxes paid	-747	-1,482

Net cash provided by (used in) operating activities	3,669	-247

Cash flows from investing activities
Purchase of tangible assets	-3,314	-3,582
Proceeds from sales of tangible assets	44	0
Purchase of intangible assets	-34	-5
Payments of leasehold and guarantee deposits	-417	-311
Proceeds from refund of leasehold and guarantee deposits	32	8
Refund of guarantee deposits received	-21	-15
Guarantee deposits received	278	177
Others	-274	-331

Net cash provided by (used in) investing activities	-3,707	-4,060

Cash flows from financing activities
Net increase (decrease) in short-term borrowings	—	500
Proceeds from long-term borrowings	2,500	2,000
Repayments of long-term borrowings	-666	-1,243
Proceeds from issuance of shares	80	125
Dividends paid	-309	-312
Others	67	-2

Net cash provided by (used in) financing activities	1,672	1,068

Effect of exchange rate change on cash and cash equivalents	-13	-17

Net increase (decrease) in cash and cash equivalents	1,620	-3,257

Cash and cash equivalents at beginning of period	4,364	6,732

Cash and cash equivalents at end of period	5,985	3,475

PEPPER FOOD SERVICE Co., Ltd. (3053) Consolidated Financial Results for the Six-Month Period Ended June 30, 2019

(4)	Quarterly Consolidated Financial Statements and Important Notes

(Notes on the Going Concern Assumption)

Not applicable.

(Notes When There Have Been Significant Changes in the Amount of Shareholders’ Equity)

II. This consolidated cumulative second quarter (from January 1, 2019 to June 30, 2019)

1.	Dividends Paid

(Resolution)	Class of Stock	Total Amount of Dividends (millions of yen)	Dividend per Share (Yen)	Date of Record	Payment Date	Dividend Source
March 28, 2019 General Shareholders’ Meeting	Common Stock	312	15.00	December 31, 2018	March 29, 2019	Retained earnings

2.	Any dividends with a record date in the first six months of the fiscal year whose payment date falls after June 30

(Resolution)	Class of Stock	Total Amount of Dividends (millions of yen)	Dividend per Share (Yen)	Date of Record	Payment Date	Dividend Source
August 9, 2019 General Shareholders’ Meeting	Common Stock	315	15.00	June 30, 2019	September 6, 2019	Retained earnings

(Changes in Accounting Estimates and Changes in Accounting Policies that are Difficult to Distinguish from Changes in Accounting Estimates)

(Changes in depreciation methods; changes in the number of years of useful life; changes in estimates of asset retirement obligations)

In the past, we used the declining balance method to depreciate key tangible fixed assets but as of the consolidated cumulative first quarter we have changed to the straight-line method.

This change in accounting policy has been triggered by the creation of long-term stability in our business environment, as we have determined an increase in the demand for our business lines thanks to changing consumer preferences. This has allowed us to review our store strategy and open significantly more restaurants, while at the same time withdrawing from fewer. In light of these internal and external environmental changes, we examined the consumption pattern of economic benefits related to store facilities, which constitute our main assets. The result of these examinations led us to expect that our assets would be used in a stable manner over a long period of time, with equal consumption over the course of their useful lives; thus we decided to change to the straight-line method of depreciation, as we believe it better reflects our consumption patterns.

Furthermore, the useful life for conventional store facilities, etc. was primarily based on the number of years stipulated under the Corporate Tax Law, but with the change in depreciation method we are reviewing the number of years of an asset’s useful life with effect from the consolidated cumulative first quarter. As a result, we have changed the useful life of buildings and structures such as store facilities—which was 18 years in the majority of cases—to 12 years in light of the estimated period of economic viability given the number of years that the store is expected to survive in operation.

In conjunction with that, we have also changed our estimates regarding the period of time before our store-related asset retirement obligations need to be fulfilled in order to take account of the number of years that a store is expected to survive in operation; note that these obligations are recorded as the obligation to restore a property to its original condition in line with store real estate lease contracts.

With the changes above, operating income, ordinary income, and pre-tax income for the first six months of the current fiscal year have each increased by ¥136 million compared to calculations under the previous depreciation method.

PEPPER FOOD SERVICE Co., Ltd. (3053) Consolidated Financial Results for the Six-Month Period Ended June 30, 2019

(Changes in Estimates of Business Structure Improvement Allowances)

The Company recorded reasonable estimates in the previous consolidated fiscal year for anticipated losses to be incurred in business structure improvements for consolidated subsidiaries. These mainly contained any lease payments that could not be canceled and that we did not expect to be able to recover through sales or sub-leasing, etc., i.e., payments stipulated in building lease agreements connected with unprofitable stores and stores scheduled for closure. Subsequently, we revised our accounting estimates as we obtained new information thanks to progress made in business structure improvements, through negotiations with landlords who had signed building lease agreements, etc.; information that allowed us to calculate more accurate estimates. In conjunction with this, we have recorded the difference between the previous estimate and the current estimate under Extraordinary Income for the first six months of the current fiscal year.

As a result, quarterly net income before taxes increased by ¥477 million in the first six months of the current fiscal year.

(Additional Information)

(Application of “Partial Amendments to Accounting Standard for Tax Effect Accounting”)

“Partial Amendments to Accounting Standard for Tax Effect Accounting” (ASBJ Statement No. 28; February 16, 2018) have been applied since the start of the first quarter of the current fiscal year. Deferred tax assets are shown under “Investments and Other Assets,” while deferred tax liabilities are shown under “Non-current Liabilities.”

PEPPER FOOD SERVICE Co., Ltd. (3053) Consolidated Financial Results for the Six-Month Period Ended June 30, 2019

(Segment Information, etc.)

[Segment Information]

I. The previous consolidated cumulative second quarter (from January 1, 2018 to June 30, 2018)

1.	Information on Sales and Profit/Loss for Each Reporting Segment

	(Unit: millions of yen)
	Reporting Segments				Total	Adjustments (Note 1)	Amount recorded in Quarterly Consolidated Profit-and-Loss Statements (Note 2)
	Pepper Lunch	Restaurants	Ikinari! Steak	Products
Sales
Sales to External Customers	3,640	768	23,479	80	27,967	—	27,967
Total	3,640	768	23,479	80	27,967	—	27,967
Segment Profit	643	58	2,290	9	3,001	-1,510	1,491

(Notes)	1.	A segment profit adjustment of minus ¥1,510 million was recorded as corporate expenses not allocated to each segment. Such expenses are mostly general administrative expenses not attributable to reporting segments.
	2.	Adjustment is made to operating income reported in the consolidated quarterly statement of income.

2.	Information on Impairment Losses from Non-current Assets and Goodwill for Each Reporting Segment

	(Unit: millions of yen)
	Pepper Lunch	Restaurants	Ikinari! Steak	Products	Total	Amount recorded in Quarterly Consolidated Financial Statements
Impairment loss	3	—	42	—	45	45

II. This consolidated cumulative second quarter (from January 1, 2019 to June 30, 2019)

1.	Information on Sales and Profit/Loss for Each Reporting Segment

	(Unit: millions of yen)
	Reporting Segments				Total	Adjustments (Note 1)	Amount recorded in Quarterly Consolidated Profit-and-Loss Statements (Note 2)
	Pepper Lunch	Restaurants	Ikinari! Steak	Products
Sales
Sales to External Customers	4,137	675	30,201	107	35,122	—	35,122
Total	4,137	675	30,201	107	35,122	—	35,122
Segment Profit	586	23	1,681	14	2,305	Δ1,902	403

(Notes)	1.	A segment profit adjustment of minus ¥1,902 million was recorded as corporate expenses not allocated to each segment. Such expenses are mostly general administrative expenses not attributable to reporting segments.
	2.	Adjustment is made to operating income reported in the consolidated quarterly statement of income.

2.	Information on Impairment Losses from Non-current Assets and Goodwill for Each Reporting Segment

	(Unit: millions of yen)
	Pepper Lunch	Restaurants	Ikinari! Steak	Products	Total	Amount recorded in Quarterly Consolidated Financial Statements
Impairment loss	—	8	97	—	106	106